Split Mountain Productions

I, David H Greene, certify that:

(1) the financial statements of Split Mountain Productions Inc. included in this Form are true and complete in all material respects; and

(2) the there is no tax information for Split Mountain Productions Inc.to include in this form.



David H Greene
Secretary

24 April 2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.